Filed Pursuant to Rule 433
Registration No. 333-160645

American International Group, Inc.
$500,000,000
3.650% NOTES DUE 2014

Issuer:	American International Group, Inc.
Legal Format:	SEC Registered
Securities:	3.650% Notes Due 2014
Expected Ratings (Moody’s/S&P)*:	A3/A- (outlook negative)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	November 30, 2010
Settlement Date:	December 3, 2010 (T + 3)
Maturity Date:	January 15, 2014
Principal Amount:	$500,000,000
Price to Public:	99.969% of principal amount
Gross Underwriting Discount:	0.250%
Proceeds to Issuer Before Expenses:	$498,595,000
Spread to Treasury Benchmark:	295 basis points
Treasury Benchmark:	0.500% due November 15, 2013
Treasury Benchmark Yield:	0.709%
Coupon:	3.650%
Yield to Maturity:	3.659%
Interest Payment Dates:	Semi-annually on the 15th of January and July, commencing July 15th, 2011
Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 50 bps
CUSIP; ISIN:	026874BV8; US026874BV83
Book-Running Managers:	BofA Merrill Lynch Barclays Capital Citi Morgan Stanley
Co-Managers:	Senior	Junior
	Nomura	Blaylock
	RBC	Castle Oak
	Scotia	Kaufman Brothers
	SMBC	Leventhal
	Standard Chartered	MR Beal
	Wells Fargo	Toussaint

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.